No Act
P.E. 3-23-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07050080

March 29, 2007

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/29/07

Michael A. Stanchfield
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

Re: UnitedHealth Group Incorporated

Dear Mr. Stanchfield:

This is in regard to your letter dated March 23, 2007 concerning the shareholder proposal submitted by California Public Employees' Retirement System for inclusion in UnitedHealth Group's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that UnitedHealth Group will include the proponent's revised proposal in its proxy materials, and that UnitedHealth Group therefore withdraws its January 11, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

RECD S.E.C.
APR 2 0 2007
1080

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

FAEGRE & BENSON LLP

UNITED STATES | ENGLAND | GERMANY | CHINA

MICHAEL A. STANCHFIELD
MStanchfield@faegre.com
612/766-7764

March 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Via E-mail and Overnight Delivery

Re: *UnitedHealth Group Incorporated: 2007 Annual Meeting, Shareholder Proposal Submitted by CalPERS*

Ladies and Gentlemen:

UnitedHealth Group Incorporated, a Minnesota corporation ("UNH"), submitted to you a request by letter dated January 11, 2007 (the "No-Action Request"). In the No-Action Request, UNH requested that you confirm that the Staff will not recommend enforcement action to the SEC if pursuant to Rule 14a-8, UNH omits from its proxy materials a proposal and the supporting statement from the California Public Employees' Retirement System ("CalPERS"). Subsequently, by letter to you dated March 1, 2007, CalPERS sought to revise its proposal to make it precatory. Accordingly, and in response to this development, UNH hereby formally withdraws the No-Action Request.

A copy of this letter is simultaneously being sent to CalPERS to notify it of UNH's intention to include CalPERS' precatory proposal in UNH's proxy materials.

If you have any questions regarding the foregoing, please call the undersigned at (612) 766-7764.

Very truly yours,

Michael A. Stanchfield

Michael A. Stanchfield

Enclosures
fb.us.1919643.01

cc: General Counsel, CalPERS
General Counsel, UNH

FAEGRE & BENSON LLP

UNITED STATES | ENGLAND | GERMANY | CHINA

MICHAEL A. STANCHFIELD
MStanchfield@faegre.com
612/766-7764

January 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Via Overnight Delivery

Re: *UnitedHealth Group Incorporated: 2007 Annual Meeting, Shareholder Proposal Submitted by CalPERS*

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, UnitedHealth Group Incorporated, a Minnesota corporation ("UNH"), hereby gives notice of its intention to omit from its proxy statement and form of proxy (together, "proxy materials") for its 2007 Annual Meeting of Shareholders a proposal submitted by a shareholder, the California Public Employees' Retirement System ("CalPERS").

In accordance with Rule 14a-8(j), enclosed are five additional copies of this letter, which includes the following:

- as Exhibit A, a copy of the letter dated December 7, 2006 received by UNH from CalPERS, which includes CalPERS' proposal and supporting statement;

- this statement of UNH, which sets forth UNH's reasons why the proposal may be omitted from its proxy materials; and

- as Exhibit B, a supporting opinion of Minnesota counsel.

UNH does not expect to file its definitive proxy materials with the SEC before April 2, 2007. It is our belief as counsel for UNH that the proposal may be omitted from UNH's proxy materials under paragraphs (1), (2), and (8) of Rule 14a-8(i) for the reasons discussed below. We therefore request the concurrence of the Staff of the Division of Corporation Finance that they will not recommend enforcement action against UNH if UNH omits the proposal and the supporting statement in their entirety.

Notwithstanding the issues in this proposal, UNH appreciates CalPERS' interest and is committed to continuing to work with shareholders and other interested parties to build on the important enhancements made in its corporate governance policies and practices.

I. The Proposal

The CalPERS proposal requests that shareholders adopt the following resolution to amend the bylaws of UNH:

> RESOLVED, the shareholders of UnitedHealth Group, Inc. (the "Company"), amend the Company's bylaws to add the following to Section 3.03:
>
> Notwithstanding the above, the corporation shall include in its proxy materials for a meeting of shareholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow shareholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.
>
> A Nominator must:
>
> (a) have beneficially owned 3% or more of the corporation's outstanding common stock ("Required Shares") continuously for at least two years;
>
> (b) provide written notice received by the Secretary within the time period specified in the first paragraph of this section containing (i) with respect to the nominee, (A) the information required by such section and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and
>
> (c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the corporation's shareholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

> The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement") at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules.

A copy of CalPERS' proposal and supporting statement is attached to this letter as Exhibit A.

II. UNH's Bases for Exclusion of the Proposal Under Rule 14a-8(i)

A. Improper Under State Law; Violation of State Law

Rule 14a-8(i)(1) permits an issuer to omit a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the issuer's organization. Rule 14a-8(i)(2) permits an issuer to omit a proposal that would, if implemented, cause the issuer to violate any state law to which it is subject.

Under the Minnesota Business Corporation Act ("MBCA"), the power of a shareholder to propose a bylaw amendment is limited. Section 302A.181, Subd. 3, of the MBCA requires that a shareholder or shareholders must hold 3% or more of the voting power of the shares entitled to vote in order to propose a resolution to adopt, amend, or repeal bylaws that were adopted by the corporation's board of directors. UNH's bylaws were adopted by UNH's board of directors. CalPERS states that it owns approximately 6.6 million UNH shares. As of December 31, 2006, UNH had more than 1.3 billion shares outstanding, each entitled to one vote. CalPERS thus holds approximately 0.5% of the voting power of UNH's outstanding shares.

Because CalPERS holds less than 3% of the voting power of the UNH shares entitled to vote on its proposal, the proposal violates the express provisions of the MBCA and therefore is not a proper subject for shareholder action and would cause UNH to violate Minnesota law. *C.f. PLM International, Inc.* (available April 28, 1997) (failure to meet a statutory condition precedent is a proper basis for exclusion under Rule 14a-8(i)(2)).

Attached to this letter as Exhibit B is an opinion of Faegre & Benson LLP to the effect that the proposal is not a proper subject for shareholder action under, and would cause UNH to violate, Minnesota law.

B. Relates to an Election

Rule 14a-8(i)(8) provides that an issuer may omit a proposal from its proxy materials if the proposal relates to an election for membership on the issuer's board of directors.

The Staff has historically and repeatedly determined that proposals similar to the CalPERS proposal may be excluded under Rule 14a-8(i)(8) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *Eastman Kodak Company* (available Feb. 28, 2003) (permitting exclusion of a proposal to amend bylaws to require the company to include the name and related disclosures of any person nominated for election to the board by a 3% shareholder). *See also Eastman Kodak Company* (available Feb. 14, 2005) (citing additional precedent for the exclusion of such proposals).

We are aware of the decision of the United States Court of Appeals for the Second Circuit in *American Federation of State, County & Municipal Employees v. American International Group, Inc.*, 462 F.3d 121 (2006), which reached a contrary result in connection with a similar shareholder proposal made to a New York-based Delaware corporation. However, we do not believe that this decision is binding on the Staff or UNH in connection with the current proposal. Unlike American International Group, UNH is a Minnesota corporation, based in Minnesota. Determination of whether UNH may exclude CalPERS' proposal from its proxy materials is outside the reach of the Second Circuit's decision. We therefore request that that Staff continue its long-standing precedent of permitting exclusion of proposals such as these under Rule 14a-8(i)(8).

III. Conclusion

In view of the foregoing, it is our belief that UNH may rely on Rules 14a-8(i)(1), (2), and (8) to omit CalPERS' proposal and supporting statement from UNH's proxy materials. On behalf of UNH, we request that you confirm that the Staff will not recommend enforcement action to the SEC if UNH omits from its proxy materials CalPERS' proposal and supporting statement in their entirety.

As is required by Rule 14a-8(j)(1), a copy of this letter is simultaneously being sent to CalPERS to notify it of UNH's intention to omit CalPERS' proposal from UNH's proxy materials.

Please stamp the enclosed extra copy of this letter, acknowledging receipt, and return it in the enclosed postage prepaid, self-addressed envelope.

If you have any questions regarding the foregoing, please call the undersigned at (612) 766-7764.

Very truly yours,

Michael A. Stanchfield

Enclosures

cc: General Counsel, CalPERS
General Counsel, UNH

fb.us.1726272.01

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 7, 2006 **OVERNIGHT MAIL**

UnitedHealth Group, Inc.
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343
Attn: Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Corporate Secretary:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
Stephen J. Hemsley, CEO – UnitedHealthGroup, Inc.

---

[1] CalPERS is the owner of approximately 6,600,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREHOLDER PROPOSAL

RESOLVED, the shareholders of UnitedHealth Group, Inc. (the "Company"), amend the Company's bylaws to add the following to Section 3.03:

> Notwithstanding the above, the corporation shall include in its proxy materials for a meeting of shareholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow shareholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.
>
> A Nominator must:
>
> (a) have beneficially owned 3% or more of the corporation's outstanding common stock ("Required Shares") continuously for at least two years;
>
> (b) provide written notice received by the Secretary within the time period specified in the first paragraph of this section containing (i) with respect to the nominee, (A) the information required by such section and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and
>
> (c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the corporation's shareholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.
>
> The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement") at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a

nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules.

SUPPORTING STATEMENT

As an indication of the extent of the compensation problems at many public corporations, President George W. Bush recently said he was "floored" when he sees "guys making a billion dollars as a CEO of a company." President Bush also stated that he hopes that "shareholders should take a good hard look at some of these companies."

The "Wilmer Cutler Report" exposed many compensation-related problems at the Company including inadequate internal controls, a lack of disclosure regarding financial relationships between the former CEO and the Chairman of the Compensation Committee, the improper "repricing" of options and the improper "backdating" of options. For these reasons, CalPERS is sponsoring this proposal that will allow shareowners a meaningful voice in the election of the Board of Directors who set the compensation of the Company's officers.

Access to the proxy for purposes of electing a director nominated by large shareowners is the most effective mechanism for ensuring accountability.

Please vote FOR this proposal.

STATE STREET.
Serving Institutional Investors Worldwide

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

December 7, 2006

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of UnitedHealth Group, Inc., having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 7th day of December, 2006 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.

By: ______________________

Title: Client Service Officer

FAEGRE & BENSON LLP

UNITED STATES | ENGLAND | GERMANY | CHINA

January 11, 2007

UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343

As counsel to UnitedHealth Group Incorporated, a Minnesota corporation (the "UNH"), we have been asked to opine as to whether the proposal by the California Public Employees' Retirement System ("CalPERS") is a proper subject for action by shareholders under Minnesota law and whether its implementation would cause UNH to violate Minnesota law.

In connection with rendering the opinion set forth below, in addition to considering Minnesota law, we have examined the CalPERS proposal and the articles of incorporation and bylaws of UNH.

The CalPERS proposal requests that shareholders adopt the following resolution to amend the bylaws of UNH:

> RESOLVED, the shareholders of UnitedHealth Group, Inc. (the "Company"), amend the Company's bylaws to add the following to Section 3.03:
>
> Notwithstanding the above, the corporation shall include in its proxy materials for a meeting of shareholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow shareholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.
>
> A Nominator must:
>
> (a) have beneficially owned 3% or more of the corporation's outstanding common stock ("Required Shares") continuously for at least two years;

> (b) provide written notice received by the Secretary within the time period specified in the first paragraph of this section containing (i) with respect to the nominee, (A) the information required by such section and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and
>
> (c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the corporation's shareholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.
>
> The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement") at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules.

Based upon our review of the CalPERS proposal, the articles of incorporation and bylaws of UNH, the Minnesota Business Corporation Act (the "MBCA"), and such legal authorities as we have deemed relevant, it is our opinion that, for the following reasons, the CalPERS proposal is not a proper action by shareholders under Minnesota law and that its implementation would violate Minnesota law.

Section 302A.181 of the MBCA generally gives the board of directors of a Minnesota corporation the right to amend the corporation's bylaws. It also gives shareholders the right to amend the bylaws "[i]f a shareholder or shareholders holding three percent or more of the voting power of the shares entitled to vote propose a resolution for action by the shareholders. . . ." Minn. Stat. § 302A.181, Subd. 3. We have been informed that CalPERS does not hold 3% or more of the voting power of UNH's voting shares.

Because shareholders of a Minnesota corporation cannot propose a bylaw amendment unless they hold 3% or more of the voting power of the corporation's shares, and because CalPERS does not satisfy this statutory requirement, it is our opinion that the CalPERS proposal is impermissible under Section 302A.181 of the MBCA.

The foregoing opinion is limited to Minnesota law, and we express no opinion as to the laws of any other state or jurisdiction or the rules and regulations of any stock exchange or of any other regulatory body.

Very truly yours,

FAEGRE & BENSON LLP

By: Michael Stanchfield
Michael A. Stanchfield

fb.us.1726670.01

CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

March 1, 2007

VIA FACSIMILE

Securites and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by CalPERS for Inclusion in UnitedHealth Group Incorporated's 2007 Proxy Statement

Ladies and Gentlemen,

The California Public Employees' Retirement System ("CalPERS") respectfully submits this letter in connection with the shareholder proposal (the "Proposal") that CalPERS submitted to UnitedHealth Group Incorporated ("UnitedHealth" or the "Company") for inclusion in the Company's 2007 Proxy Statement. We are responding to the Company's January 11, 2007 letter to the Staff of the Division of Corporate Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") requesting the Staff's concurrence that it will not commence enforcement if the Company excludes the Proposal from its 2007 Proxy Statement (the "No-Action Request').[1] As explained below, CalPERS seeks to revise the Proposal to make it precatory. Accordingly, the No-Action Request should be denied.

The Proposal

CalPERS' Proposal would, if approved by UnitedHealth's shareholders, amend the Company's bylaws to: (1) permit a shareholder, or group of shareholders who meet specified eligibility and procedural requirements, to nominate a candidate for election to the Company's board of directors; and (2) require the Company to include the name and certain other information regarding such a nominee in the Company's proxy statement and to allow shareholders to vote with respect to such nominee on the Company's proxy card.[2]

---

[1] The No-Action Request asserts that the Proposal may properly be excluded from the Company's Proxy Statement pursuant to Rule 14a-8(i)(1),(2) and (8).
[2] The Proposal is a "shareholder access" proposal which is substantially similar to a proposal which was the subject of a recent no-action proceeding in *Hewlett-Packard Co.* (avail Jan. 23, 2007) (Staff declined to issue no-action relief based on Rule 14a-8(i)(8)).

CalPERS Respectfully Requests the Opportunity to Revise the Proposal to make it Precatory

CalPERS respectfully requests the Staff allow CalPERS to make a minor revision to the Proposal to make the Proposal precatory. This revision would merely require the addition of four words to the first sentence of the Proposal as follows:

> "RESOLVED, the shareholders of UnitedHealth Group, Inc. (the "Company"), ***request that the Board*** amend the Company's bylaws to add the following to Section 3.03:"

Since the 3% requirement set forth in Minn. Stat. § 302A.181, subd. 3 only applies to "a resolution ***for action by the shareholders*** to amend the bylaws" (emphasis added), the requested revision would remove any doubts about the Proposal's consistency with state law. Section 302A.181 of the MBCA generally gives the board of directors of a Minnesota corporation the right to amend the corporation's bylaws" and also gives a shareholder or shareholders owning 3% or more of a corporation's voting shares the right to "propose a resolution ***for action by the shareholders*** [to amend the bylaws]" (emphasis added).

CalPERS respectfully submits that the requested revision is consistent with the Staff's "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." *See* Staff Legal Bulletin No 14 (CF) (July 13, 2001) (E) (1). Furthermore, guidance provided by the Staff recognizes that, under circumstances indistinguishable from the circumstances presented here, the Staff "typically allow[s]" the exact revision requested by CalPERS. *See* Staff Legal Bulletin No 14 (CF) (July 13, 2001) (E)(5) (noting that where a company invokes Rule 14a-8(i)(1) and "[w]hen a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.").

CalPERS' Proposal may not be Excluded Under Rule 14a-8(i)(8)

As UnitedHealth is aware, the proposition that shareholder proposals like CalPERS' Proposal may, consistent with the Commission's historical interpretations, be excluded under Rule 14a-8(i)(8) was recently rejected by the Second Circuit Court of Appeals in *American Federation of State, County and Municipal Employees, Employees Pension Plan v. American International Group, Inc.* (2d Cir., Sep. 5, 2006) ("*AFSCME v. AIG*"). While the Commission has stated its intention to revisit the issue of shareholder proxy access by proposing a formal rule, it has not done so to date. *See SEC Delays*

Decision On Board Nominations, Washington Post, January 23, 2007 (noting January 22, 2007 comments by Commission Chairman Christopher Cox).[3]

UnitedHealth's recommendation that the Staff should simply ignore the Second Circuit's decision in *AFSCME v. AIG* is unsupported by law and ill-advised. UnitedHealth bears the burden of demonstrating a reasonable basis for excluding the Proposal from its proxy materials and cannot satisfy that burden simply by reciting (without any analysis or support whatsoever) the naked assertion that "[d]etermination of whether UNH may exclude CalPERS' proposal. . .is outside the reach of the Second Circuit's decision." *See* Rule 14a-8(g) ("Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude the proposal"); Staff Legal Bulletin No 14 (CF) (July 13, 2001) (B) (5) ("Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials."); *Hewlett-Packard Co.* (avail Jan. 23, 2007) (Staff declined to take a position on whether company could exclude substantially identical proposal pursuant to Rule 14a-8(i)(8) where company argued that "Staff's authority to concur that HP may exclude the Proposal pursuant to Rule 14a-8(i)(8) is not limited by the AFSCME v. AIG decision").[4] Accordingly, the Staff should decline UnitedHealth's request for no-action relief based on Rule 14a-8(i)(8).

Sincerely,

Gina M. Ratto

GINA M. RATTO
Deputy General Counsel

cc: Peter Mixon, General Counsel – CalPERS
Michael A. Stanchfield, Faegre & Benson (Via Fascimile)

END

---

[3] Available at http://www.washingtonpost.com/wp-dyn/content/article/2007/01/22/AR2007012201123.html .

[4] Moreover, UnitedHealth describes itself as a diversified health and well-being company that "operates in all 50 states and internationally." *See* http://www.unitedhealthgroup.com/assets/shared/fs4q06.pdf. Furthermore, UnitedHealth's common stock is listed on the New York Stock Exchange under the symbol "UNH." UnitedHealth is indisputably subject to jurisdiction in each Judicial District within Second Circuit, nor can the Company contest otherwise.